Exhibit 3.19

OPERATING AGREEMENT

OF

AVATAR SEASONS, LLC

THIS OPERATING AGREEMENT (“Agreement”) is made this 21st day of September, 2009, by AVATAR PROPERTIES INC., a Florida corporation (“Avatar”).

WITNESSETH:

WHEREAS, Avatar Seasons, LLC (the “Company”) was formed on the 21st day of September, 2009, upon the filing of Articles of Organization in accordance with, and pursuant to, the Florida Limited Liability Company Act (the “Act”); and

WHEREAS, Avatar is the sole member of the Company, and in that capacity is referred to herein as the Member; and

WHEREAS, the Member desires to adopt a written operating agreement.

NOW, THEREFORE, in consideration of the foregoing, the Member hereby adopts this Agreement as the Operating Agreement of the Company:

1. Operation of the Company. The Company shall operate as provided in this Agreement and pursuant to the Act, as the Act may be amended from time to time; provided, however, that if there is any inconsistency between any provision of the Act and the provisions of this Agreement, the provisions of this Agreement shall govern to the extent permitted by the Act.

2. Name of Company and Ownership of Assets. The name of the Company is “Avatar Seasons, LLC” and title to all assets of the Company shall be held in such name. The business of the Company shall be conducted under such name.

3. Purpose of the Company. The purpose of the Company shall be to engage in any and all activities as may be permitted by law.

4. Company Filings. The Member shall execute and file all documents required by the Act to be filed in connection with the continued existence of the Company, any amendments to its certificate of organization, and, at such time as the same may be required, any documents evidencing termination of the Company’s existence.

5. Place of Business. The principal place of business of the Company shall be located at 201 Alhambra Circle, 12th Floor, Coral Gables, Florida 33134, or at such other location as may be selected by the Member from time to time.

6. Term. The Company shall continue until dissolved and liquidated pursuant to the provisions of Section 10 hereof.

7. Interest of Member. Avatar shall own a one hundred percent (100%) interest in the Company.

8. Capital Contribution. No member is required to make capital contributions to the Company but any member may, at its option, make capital contributions to the Company.

9. Management Powers of the Member. The management, operation, and control of the Company shall vest solely in the Member. Accordingly, the Member shall have all necessary and appropriate powers to carry out the purposes of the Company, including, without limitation, the power to execute, acknowledge and deliver any and all documents and instruments deemed appropriate to carry out any of the foregoing or the purposes and intent of this Agreement.

10. Dissolution. The Company shall be dissolved upon the first to occur of: (a) the date approved by the Member, or if there is more than one member, on the date approved by all of the members; or (b) at 5:00 p.m. Eastern Time, on December 31, 2039.

MEMBER:

AVATAR PROPERTIES INC., a Florida corporation

By:	/s/ Jon Fels
Jon Fels, President